Exhibit 1

MIND CTI Reports Cash Flow from Operating Activities of $4.1 Million for 2008
* Revenues of $19.5 Million for Full Year 2008

Yoqneam, Israel, February 18, 2009 – MIND CTI Ltd. (NasdaqNM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions, today announced results for the fourth quarter and year ended December 31, 2008.

Financial Highlights of Q4 2008

—	Revenues of $4.6 million, compared with $5.6 million in the fourth quarter of 2007.

—	Non-GAAP operating income was $640 thousand, or 13.8% of revenue, excluding amortization of intangible assets of $85 thousand, equity-based compensation expense of $47 thousand and impairment of goodwill of $2.2 million.

—	GAAP operating loss was $1.6 million.

—	Impairment of Auction Rate Security in the amount of $1.3 million.

—	GAAP net loss of $3.2 million or $0.15 per share, compared with GAAP net loss of $14.6 million or $0.67 per share in the fourth quarter of 2007.

Year 2008 Operating Highlights

—	Revenues were $19.5 million, compared with $18.4 million in 2007.

—	Non-GAAP operating income was $2,118 thousand, or 10.9% of revenue, excluding amortization of intangible assets of $547 thousand, equity-based compensation expense of $181 thousand and impairment of goodwill and intangible asset of $3.7 million..

—	GAAP operating loss was $2.3 million, compared with operating income of $1.3 million in 2007.

—	Impairment of Auction Rate Security in the amount of $4.2 million.

—	GAAP net loss of $6.4 million or $0.30 per share, compared with GAAP net loss of $12 million or $0.55 per share in 2007.

—	Cash position as of December 31, 2008 of $9.7 million after a $1.6 million expenditure for the buyback of 2.1 million Company shares.

Monica Eisinger, Chairperson and CEO, commented: “We believe that our results reflect the existing market conditions and we are pleased that we have the skills, experience and understanding to react quickly to any change. We have made practical decisions to reduce cost over the course of the quarter and, as a result, we improved our non-GAAP operating margins and reached our annual cash flow target. We remain confident in our long-term strategy, prospects and future. We serve service providers around the world, supporting their mission-critical activities in long-term relationships including managed services. Service providers continue to invest and enhance their offerings, although in a more cautious way and during the last six months, we experienced delays in deal closing. In the meantime, we are pleased with our backlog, our margins and our cash flow.”

Revenue Distribution for Q4 2008
Sales in the Americas represented 44% and sales in Europe represented 48% of total revenue.
Revenue from our customer care and billing software totaled $3.87 million, while revenue from our enterprise call management software was $766 thousand. The revenue breakdown from our business lines of products was $1.36 million, or 29% from licenses and $3.28 million, or 71% from maintenance and additional services.

Revenue Distribution for Full Year 2008
Sales in the Americas represented 41% and sales in Europe represented 51% of total revenue.
Revenue from our customer care and billing software totaled $16.2 million, while revenue from our enterprise call management software was $3.3 million. The revenue breakdown from our business lines of products was $6.2 million, or 32% from licenses and $13.3 million, or 68% from maintenance and additional services.

Conference Call Information
MIND will host a conference call on February 19, 2009 at 10:30 a.m., Eastern Standard Time, to discuss the Company’s fourth quarter 2008 results and other financial and business information. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world.

A global company, with over ten years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements.” These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company’s filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

MIND C.T.I. LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2008	2007
	(Unaudited)	(Audited)
	U.S. dollars in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$9,722	$12,390
Accounts receivable:
Trade	3,823	4,967
Other	275	156
Prepaid expenses	36	166
Deferred charges	124
Deferred income taxes	44	131
Inventories	36	44

T o t a l current assets	14,060	17,854

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Long-term investment	941	5,113
Deferred charges	467
Other	726	968
PROPERTY AND EQUIPMENT, net of accumulated
depreciation and amortization	1,287	1,616
INTANGIBLE ASSETS, net of accumulated amortization	917	1,951
GOODWILL	5,965	10,224

T o t a l assets	$24,363	$37,726

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$466	$741
Other	1,720	2,406
Deferred revenues	1,911	1,053
Advances from customers	295	213

T o t a l current liabilities	4,392	4,413

LONG-TERM LIABILITIES:
Deferred revenues	239
Employee rights upon retirement	1,298	1,504

T o t a l long-term liabilities	1,537	1,504

T o t a l liabilities	5,929	5,917

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of
NIS 0.01 par value (authorized as of December 31, 2008
and 2007 - 88,000,000 shares; issued as of December 31, 2008 and 2007 - 21,594,010 shares; outstanding:
as of December 31, 2008 - 19,494,010 shares;
as of December 31, 2007 - 21,594,010 shares)	54	54
Additional paid-in capital	53,742	57,880
Differences from translation of foreign currency
financial statements of a subsidiary	(1,324)	(141)
Accumulated deficit	(32,407)	(25,984)
Treasury shares (as of December 31, 2008- 2,100,000 shares)	(1,631)

T o t a l shareholders' equity	18,434	31,809

T o t a l liabilities and shareholders' equity	$24,363	$37,726

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2008	2007	2006
	(Unaudited)	(Audited)	(Audited)
	U.S. dollars in thousands, except per share data

REVENUES:
Sales of licenses	$6,191	$5,903	$8,467
Services	13,282	12,544	11,593

	19,473	18,447	20,060
COST OF REVENUES	5,783	5,784	5,675

GROSS PROFIT	13,690	12,663	14,385
RESEARCH AND DEVELOPMENT EXPENSES	6,185	5,714	6,118
SELLING AND MARKETING EXPENSES	3,805	3,846	3,628
GENERAL AND ADMINISTRATIVE EXPENSES	2,311	1,845	2,135
IMPAIRMENT OF GOODWILL	3,498
IMPAIRMENT OF INTANGIBLE ASSET	185

OPERATING INCOME (LOSS)	(2,294)	1,258	2,504
FINANCIAL INCOME (EXPENSES):
IMPAIRMENT OF AUCTION RATE SECURITIES	(4,172)	(15,187)
OTHER FINANCIAL INCOME (EXPENSES) - net	568	2,082	(222)

INCOME (LOSS) BEFORE TAXES ON INCOME	(5,898)	(11,847)	2,282
TAXES ON INCOME	525	108	1,373

NET INCOME (LOSS) FOR THE YEAR	$(6,423)	$(11,955)	$909

EARNINGS (LOSS) PER ORDINARY SHARE -
Basic and diluted	$(0.30)	$(0.55)	$0.04

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
USED IN COMPUTATION OF EARNINGS (LOSS)
PER ORDINARY SHARE - IN THOUSANDS:
Basic	21,473	21,586	21,515

Diluted	21,473	21,586	21,546

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2008	2007	2006
	(Unaudited)	(Audited)	(Audited)
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(6,423)	$(11,955)	$909
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	1,088	950	1,391
Impairment of auction rate securities	4,172	15,187
Impairment of goodwill	3,498
Impairment of intangible asset	185
Deferred income taxes, net	248	78	(293)
Accrued severance pay	162	22	176
Losses on amounts funded in respect of severance pay	28
Capital loss (gain) on sale of property and equipment, net	(40)	8	(3)
Employees share based compensation	181	269	325
Realized loss on sale of marketable debentures held-to-maturity		4
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	960	1,330	(1,996)
Other	128	8	521
Decrease (increase) in prepaid expenses	128	(17)	(21)
Increase in deferred charges	(591)
Decrease (increase) in inventories	8	(9)	(5)
Increase (decrease) in accounts payable and accruals:
Trade	(262)	156	(222)
Other	(553)	(1,127)	768
Increase (decrease) in deferred revenues	1,113	(205)	(408)
Increase (decrease) in advances from customers	82	(28)	(549)

Net cash provided by operating activities	4,112	4,671	593

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable securities		(166,300)	(200,550)
Sale of marketable securities		168,800	177,750
Purchase of property and equipment	(436)	(445)	(379)
Acquisition of subsidiaries, net of cash acquired		(4,979)
Severance pay funds	(213)	(20)	(119)
Sale (acquisition) of marketable debentures held-to-maturity		9,996	(10,000)
Withdrawal of long-term deposits			30,000
Proceeds from sale of property and equipment	207	139	162

Net cash provided by (used in) investing activities	(442)	7,191	(3,136)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cost of acquisition of treasury shares	(1,631)
Employee stock options exercised		95	149
Dividend paid	(4,319)	(4,318)	(3,009)

Net cash used in financing activities	(5,950)	(4,223)	(2,860)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(388)	(20)	-,-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,668)	7,619	(5,403)
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	12,390	4,771	10,174

BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF YEAR	$9,722	$12,390	$4,771

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW AND NON-CASH ACTIVITIES -
Cash paid during the year for income tax	$776	$902	$39

Supplier's credit received during the year for the purchase of property, plant
and equipment	$8